Exhibit (d.9)

FOURTH AMENDMENT TO EXPENSE CAP/REIMBURSEMENT AGREEMENT

        This Fourth Amendment to the Expense Cap/Reimbursement Agreement between Institutional Capital Corporation ("ICAP") and ICAP Funds, Inc. on behalf of the ICAP Discretionary Equity Portfolio, the ICAP Equity Portfolio, the ICAP Select Equity Portfolio and the ICAP Euro Select Equity Portfolio, (each a "Portfolio") is entered into as of May 1, 2002.

        WHEREAS, the Second Amendment to the Expense Cap/Reimbursement Agreement, as amended by the Third Amendment, provides that it shall terminate with respect to each Portfolio on April 30, 2002, unless extended by the mutual agreement of the parties; and

        WHEREAS, the parties wish to extend the term of such Agreement until April 30, 2003.

        NOW THEREFORE, the parties agree as follows:

        Pursuant to this Fourth Amendment, the Expense Cap/Reimbursement Agreement shall be extended until April 30, 2003 unless further extended by the mutual agreement of the parties. Accordingly, ICAP agrees to reduce its compensation as provided for in the Investment Advisory Agreement between ICAP and the ICAP Funds, Inc., and/or assume expenses for each Portfolio to the extent necessary to ensure that the total operating expenses of each Portfolio do not exceed 0.80% of the Portfolio's average net assets on an annual basis.

        All other provisions of the Expense Cap/Reimbursement Agreement shall remain in full force and effect.

INSTITUTIONAL CAPITAL CORPORATION

By: /s/ Robert H. Lyon Robert H. Lyon, President

ICAP FUNDS, INC.

By: /s/ Pamela H. Conroy Pamela H. Conroy, Vice President